Exhibit 3.4

AMENDED AND RESTATED CERTIFICATE OF FORMATION
OF
POST FOODS, LLC
Post Foods, LLC was originally formed on November 13, 2007 as Cable Newco, LLC and converted to Post Foods, LLC on June 27, 2008 and this Certificate was duly executed in accordance with Section 18-208 of the Delaware Limited Liability Company Act.
The Certificate of Formation of Post Foods, LLC is hereby amended and restated as follows:
FIRST: The name of the limited liability company (hereinafter called the “limited liability company”) is Post Foods, LLC.
SECOND: The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.
IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Formation on August 29, 2012.

/s/ Diedre J. Gray
Diedre J. Gray Secretary